Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 16, 2012

iPATH® VIX FUTURES ETNs: SPLITS AND REVERSE SPLITS

Frequently Asked Questions

General information behind iPath VIX Futures ETNs (tickers: VXX, VXZ) splits and reverse splits

A split will cause the price of an ETN to be lowered by the split ratio. Similarly, a reverse split will cause the price of an ETN to be raised by the reverse split ratio.

For example, should the closing indicative value of VXX or VXZ on any business day be above $400, Barclays Bank PLC ("Barclays") may, but is not obligated to, initiate a 4-for-1 split of the ETNs. Should the closing indicative value of VXX or VXZ on any business day be below $25, Barclays may, but is not obligated to, initiate a 1-for-4 reverse split of the ETNs. If the closing indicative value of VXX or VXZ is greater than $400.00 or below $25.00 on any business day, and Barclays decides to initiate a split or reverse split, as applicable, such date shall be deemed the "announcement date," and Barclays will issue notice to the holders of the relevant ETNs and a press release announcing the split or reverse split specifying the effective date of the split or reverse split.

How will iPath VIX Futures ETNs be affected?

	IPATH® S&P 500 VIX SHORT-TERM FUTURES™ ETN	IPATH® S&P 500 VIX MID-TERM FUTURES™ ETN
TICKER	VXX	VXZ
EXCHANGE	NYSE Arca	
SPLIT FACTOR	4-for-1	
REVERSE SPLIT FACTOR	1-for-4	

Please visit www.iPathETN.com for additional information including the current Closing Indicative Value for the above ETNs.

How will VXX/VXZ ETN splits be handled?

If VXX or VXZ undergoes a split, Barclays will adjust the terms of the ETN accordingly. For example, if VXX or VXZ undergoes a 4-for-1 split, every investor who holds the ETN through the Depository Trust Company (DTC) on the relevant record date will, after the split, hold four ETNs, and adjustments will be made as described below. The record date for the split will be on the ninth business day after the announcement date. The closing indicative value on such record date will be divided by four to reflect the 4-for-1 split of the ETNs. Any adjustment of the closing indicative value will be rounded to eight decimal places. The split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

How will VXX/VXZ reverse splits be handled?

In the case of a VXX or VXZ reverse split, Barclays will reserve the right to address odd numbers of ETNs (commonly referred to as "partials") in a manner determined by it in its sole discretion. If VXX or VXZ undergoes a 1-for-4 reverse split, every investor who holds four ETNs through DTC on the relevant record date will, after the reverse split, hold only one ETN and adjustments will be made as described below. The record date for the reverse split will be on the ninth business day after the announcement date. The closing indicative value on such record date will be multiplied by four to reflect the 1-for-4 reverse split of the ETN. Any adjustment of the closing indicative value will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

How will "partials" be handled for reverse splits?

If the total amount of an ETN is not evenly divisible by the split ratio, an odd number of ETNs would remain—these ETNs are referred to as "partials."

Using the example cited earlier, holders who own a number of VXX or VXZ ETNs on the record date which is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of ETNs they hold which is evenly divisible by four, and Barclays will have the right to compensate holders for their remaining or partial ETNs in a manner determined by it in its sole discretion. It is Barclays' intention to provide holders with a cash payment for their partials on the 17th business day following the record date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted ETNs on the 14th business day after the announcement date.

For example, a noteholder who held 23 VXX or VXZ ETNs through DTC on the record date will receive five reverse split-adjusted ETNs on the immediately following business day, and a cash payment on the 17th business day following the announcement date that is equal to 3/4 of the closing indicative value on the 14th business day following the announcement date.

How will the split/reverse split affect my investment(s)?

The end result is that the split/reverse split procedure will ensure that the economic value (the number of ETNs multiplied by the price per ETN) will remain the same. Following a split or reverse split (assuming you do not own any partials), you may own more or fewer ETNs, as applicable, but the total value of your ETNs will be the same as before the split/reverse split. In the case of a reverse split, if you own any partials as a result of the reverse split, the value of your investment in the ETNs will represent the value of the number of the ETNs owned following the reverse split (assuming you hold more than four ETNs prior to the reverse split) plus the value of the partial, which will be determined on the 14th business day after the announcement date (see "How will 'partials' be handled for reverse splits?" earlier for more information).

For example:

4-FOR-1	NUMBER OF ETNs OWNED	CLOSING INDICATIVE VALUE/ETN	TOTAL VALUE
Pre-split	100	$400	$40,000
Post-split	400	$100	$40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

1-FOR-4	NUMBER OF ETNs OWNED	CLOSING INDICATIVE VALUE/ETN	TOTAL VALUE
Pre-reverse Split	1,600	$25	$40,000
Post-reverse Split	400	$100	$40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

How will this affect historical performance?

Generally, a split or reverse split will not have an effect on historical performance; all historical data will be adjusted to account for the split or reverse split. Rounding adjustments may lead to small differences in return calculations; however, there is no effect on actual performance.

How does this affect my cost basis?

In the case of a split, there will be no change to your aggregate tax basis in your ETNs. In the case of a reverse split, there will be no change to your aggregate tax basis in your ETNs, except to the extent in which you receive cash in respect of "partials." In such case, your aggregate tax basis in your ETNs will be reduced by the basis allocated to such "partials," and you should recognize capital gain or loss in an amount equal to the difference between the cash you receive and your basis in such "partials."

TIMING/TRANSACTION DETAILS

What are the relevant business days for a VXX/VXZ split or reverse split?

For VXX/VXZ splits:

ACTION	WHEN
Announcement date	Business day on which the closing indicative value is above $400.00 and Barclays announces its intention to initiate a split.
Record date	9 business days after the announcement date. The closing indicative value of the ETNs on the record date will be divided by 4 to obtain the value of the split-adjusted ETNs.
Effective date	10 business days after the announcement date. The split will be effective at the opening of trading on the effective date.

For VXX/VXZ reverse splits:

ACTION	WHEN
Announcement date	Business day on which the closing indicative value is below $25.00 and Barclays announces its intention to initiate a reverse split.
Record date	9 business days after the announcement date. The closing indicative value of the ETNs on the record date will be multiplied by 4 to obtain the reverse split-adjusted value of the ETNs.
Effective date	10 business days after the announcement date. The reverse split will be effective at the opening of trading on the effective date. ETNs start trading with new CUSIP.
Cash value determination date	14 business days after the announcement date. The closing indicative value of the reverse split-adjusted ETNs on the cash value determination date is used to determine the value of the partials.
Cash settlement date	17 business days after the announcement date.

Will there be any new tickers or CUSIPs associated with the split?

The ticker and CUSIP number will remain the same for a split. In the case of a reverse split, the ticker will remain the same, but a new CUSIP number will be issued.

How will this affect my limit and/or GTC orders?

Generally, limit and GTC orders are canceled and need to be re-entered and replaced with a new (post split/reverse split) price. This applies to both single equity and option orders.

What will happen if I have settled ETNs in my account at the close of business on or before the record date?

DTC will distribute the post-split or reverse split ETNs to your broker on the effective date, and you should see the change in your account holdings sometime after that date, depending upon your brokerage's procedures.

What will happen if I buy ETNs that have not settled before the record date?

In this case, your broker will receive a "due bill" indicating that the ETNs you purchased are "due" additional ETNs, determined by the relevant split/reverse split ratio. The "due bill" will be exchanged for the ETNs on the due bill redemption date and you will see the change in your account holdings sometime after that date, depending upon your brokerage's procedures.

Why don't I see additional post-split/reverse split ETNs reflected in my account either on the effective date or due bill redemption date?

Adjusting notes is a two step process. In the first step, the transfer agent, on behalf of Barclays, delivers the ETNs to the DTC on the effective date or due bill redemption date. Brokerages should then adjust your account, which, depending on their procedures, may take several days.

What will happen if I sell my ETNs anytime before the effective date?

You relinquish your right to the adjusted ETNs, as you have traded before the impact of the split/reverse split was put into effect, transacting at a pre-split/reverse split price and ETN quantity.

What if I buy/sell ETNs on the effective date during market hours?

The ETNs will begin trading on a split-adjusted basis at the opening of trading on the effective date.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the "VIX Index"), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", "S&P 500 VIX Short-Term Futures", and "S&P 500 VIX Mid-Term Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2010-2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 1650-02-R1-03TP-2/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-0523-0212

iPath

FIND YOUR iPATH 1-877-764-7284 www.iPathETN.com

BARCLAYS